Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FREE RANGE DISTILLING COMPANY, LTD.
9727 Coppertop Loop NE STE 101
Bainbridge Island, WA 98110
https://www.bainbridgedistillers.com/

Up to $1,069,990.56 in Common Stock at $4.32
Minimum Target Amount: $9,996.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FREE RANGE DISTILLING COMPANY, LTD.
Address: 9727 Coppertop Loop NE STE 101, Bainbridge Island, WA 98110
State of Incorporation: WA
Date Incorporated: July 02, 2008

Terms:

Equity

Offering Minimum: $9,996.48 | 2,314 shares of Common Stock
Offering Maximum: $1,069,990.56 | 247,683 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.32
Minimum Investment Amount (per investor): $246.24

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Bonuses

First Week:

15% Bonus Shares

Second Week:

10% Bonus Shares

Next Two Weeks:

5% Bonus

Amount-Based Perks

Invest $750

Invitation to a quarterly phone call and annual meeting (online).

Invest $2,500

Lifetime 10% discount on all purchases from Copperworks, not including taxes and shipping fees + Each item from the previous perk tier.

Invest $5,000

Lifetime of tastings for you and up to 3 guests of our core line of spirits in our tasting room + Each item from previous perk tiers.

Invest $10,000

One week early access to all special releases + Each item from previous perk tiers.

Invest $25,000

Participation in the selection of a single cask of whiskey to be bottled and sold to the public as Shareholders Select + Each item from previous perk tiers.

Invest $50,000

Spend a day with our President and Master Distiller, including lunch (or dinner) + Each item from previous perk tiers.

Invest $100,000

Receive an invitation to join our board of advisors + Each item from previous perk tiers.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bainbridge will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common at $4.32 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $432. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Free Range Distilling Company, LTD. d/b/a Bainbridge Organic Distillers ("Bainbridge" or the "Company") was initially organized as Free Range Distilling Company, LLC, a Washington limited liability company on July 2, 2008, and converted to a Washington corporation on July 12, 2022.

Bainbridge Organic Distillers is a Craft Distillery located on Bainbridge Island, in the heart of Washington state's Puget Sound. The Company is a "grain-to-glass" operation, meaning that it works directly with organic farmers to grow specific varieties of USDA Certified Organic grains and then handles all phases of production in-house. To maintain the highest levels of product quality and philosophical integrity the Company eschews the use spirits produced by others. Bainbridge Organic Distillers is one of a small handful of distilleries worldwide to be producing only 100% USDA Certified Organic spirits, and one of an even smaller group that produces all of their output in-house and on-site.

The Company's business model places primary importance on the manufacture of packaged spirits sold on a wholesale basis to beverage distributors, who will re-sell the Company's packaged spirits to off-premise retailers and on-premise bars and restaurants. The Company operates a retail store and tasting room on-site at the distillery to generate tourism revenue while allowing the public to sample its spirits and tour the distillery operation.

Since the beginning the company has produced 100% of its organic spirits from scratch, on site in our own distillery vodkas, whiskey and gin. Bainbridge Organic Distillers is located on Bainbridge Island, an island in Puget Sound approximately thirty five miles by water to Seattle. The island is accessible by an hourly car ferry operated by the State of Washington and a state highway that transits a bridge at Agate Passage. The distillery is situated on two sites, separated by a private roadway.

The Distilled Spirits Plant contains all equipment necessary to conduct grain processing, fermentation, distillation, aging and packaging. The retail space offers for sale the Company's distilled spirits and merchandise directly to the public. The Company's primary business is that of a Distilled Spirits Plant capable of providing adequate supply to meet the Company's retail and wholesale sales goals. It is understood that providing on-site sampling and distillery tours allows visitors to more closely connect with the Bainbridge Organic Distillers brand while providing an important revenue stream, and so these concessions are offered, but the Company's primary business is that of a Distilled Spirits Plant.

The Company works with farmers to select the perfect organic grain stocks to be planted in sustainably managed, certified organic fields. All of the grains are grown on organic farmland in Walla Walla, Skagit and Snohomish Counties, in Washington State providing USDA Certified Organic soft white wheat, corn, barley and triticale.

The Company's whiskies, along with vodka and gin, are currently distributed in six US states - Washington, California, Colorado, Michigan, Missouri, Massachusetts, Texas, and Washington. All of the Company's brand names, with the exception of Bainbridge Legacy, are trademarks owned by the Company.

Site 1:

9727 Coppertop Loop NE Suites 101, 102, 203 is comprised of 5900 SF consisting of 749 SF of retail space, 340 SF of office space and 4811 SF occupied by the Distilled Spirits Plant and bonded storage for whiskey aging in barrels. The Distilled Spirits Plant contains all equipment necessary to conduct grain processing, fermentation, distillation, aging and packaging. The retail space offers for sale the Company's distilled spirits and merchandise directly to the public. Compliant with state laws and Covid restrictions The Company offers sampling of its spirits to consumers on 800 SF of exterior space in front of the building and separated by steel railings from public space.

Site 2:

9405 Business Park Lane Suite 110 is comprised of 6000 SF of bonded storage for whiskey aging in barrels. The plan for the Company's expansion would see this space used to house a second Distilled Spirits Plant and the enclosed exterior area behind the building used for sampling and food-truck culinary service.

The Company's primary business is that of a Distilled Spirits Plant capable of providing adequate supply to meet the Company's retail and wholesale sales goals. It is understood that providing on-site sampling and distillery tours allows visitors to more closely connect with the Bainbridge Organic Distillers brand while providing an important revenue stream, and so these concessions are offered, but the Company's primary business is that of a Distilled Spirits Plant.

Competitors and Industry

INDUSTRY

The Distilled Spirits Industry in the U.S. is divided into 3 segments set in place upon the repeal of Prohibition in 1933, referred to as the "Three-Tier System". Distilled Spirits Manufacturers, Wholesale Distributors, and Retailers, both on-premise - bars and restaurants where spirits are consumed "on the premises" and off-premise - retail stores where spirits are sold for consumption at another location "off the premises". Craft Distilleries in Washington state are allowed by law to sell bottled spirits for off-premises consumption and to sell samples and cocktails to the public for consumption on-premises.

The Distilled Spirits Council of the United States (DISCUS) released its annual economic briefing, which shows that the spirits industry saw strong growth in 2021, with supplier sales in the United States up 12 percent to a total of $35.8 billion. Volume sales also rose 9.3 percent, to 291.1 million 9-liter cases. Overall, the spirits market gained share in the US beverage alcohol market in 2021, rising 1.7 percent in sales and totaling 41.3 percent of the entire market— making last year the 12th year in a row with market share gains for spirits. Nearly 82 percent of the spirits sector's total revenue increase was from the sale of high-end and super-premium spirits brands, of which Craft Spirits and a growing part. In the U.S. Distilled Spirits sales have risen by significant amounts for the past 12 years and the industry is considered as a whole to be recession-proof.

Beverage Alcohol Production was considered an "essential industry" during the Covid 19 Pandemic, thus many DSPs remained open for production for the duration of the pandemic-induced shutdown.

Source: https://www.statista.com/statistics/207936/us-total-alcoholic-beverages-sales-since-1990/

Source: https://www.theiwsr.com/craft-spirits-outpace-growth-of-non-craft-spirits-in-us/

Source: https://www.theiwsr.com/craft-spirits-outpace-growth-of-non-craft-spirits-in-us/

Source: https://vinepair.com/articles/map-states-drink-alcohol-america-2020/

COMPETITORS

In theory, the Company is in direct competition with every other bottle of spirits available for purchase in retail establishments and in the on-premise sector, but distilled spirits are stratified by quality, pricing, uniqueness and reputation which reduces the competitive set to only those brands which offer similar attributes and pricing scenarios to consumers.

For example, Johnnie Walker Blue Blended Scotch Whiskey may seem to be in competition with Jack Daniel's Tennessee Whiskey. They are both whiskey, they are both served and consumed in the same manner and in the same types of settings. They are both heavily visible through brand advertising, and it is reasonable to assume that the same consumer might purchase both of these bottles. However, Johnnie Walker Blue is a Scotch whisky and Jack Daniels is an American whiskey. These bottles are unlikely to be placed side by side on a store shelf due to their "style" and origin. Johnnie Walker Blue also retails for $220 per 750ml bottle while Jack Daniels retails for $18 per 750ml bottle. Johnnie Walker Blue is considered a "special occasion whisky" while Jack Daniels is looked at as an "everyday whiskey". Johnnie Walker Blue is categorized as an "ultra-premium whisky" while Jack Daniels is categorized as a "quality whiskey". Competitors? Yes. And No.

Bainbridge Organic Distillers' whiskies are categorized as super-premium and ultra-premium spirits. Their competitive set includes other similarly priced national and international whiskies and whiskies and spirits in the growing craft spirits set. What sets Bainbridge spirits apart from competitors in both price bracket and craft credentials is Bainbridge's reputation as a world-class whiskey and winner of numerous "World's Best" rankings and the fact that it is one of the few spirits on the shelf that is both 100% USDA Certified Organic and entirely craft-distilled, eschewing the use of bulk or contract made product.

Craft and artisanal spirits are also outperforming conventional spirits in growth. While Craft brands may make up a relatively small percentage of the total spirits industry in the US, but the fast-growing segment is set to vastly outperform the mainstream market in the coming years, according to IWSR data. Despite the turmoil caused by the coronavirus pandemic, in 2020, craft spirits in the US registered a volume gain of close to +8%, while non-craft spirits volumes posted approximately +5% growth. This allowed the craft segment to achieve a 5% volume share of the total US spirits market, and a 7% value share. The growth gap between mainstream and craft spirits is set to widen in the coming years, with IWSR predicting a +21% CAGR in US craft spirits for 2020-25, while US non-craft spirits is expected to register a +4% CAGR for the same period. This demonstrates that the trend for premium, artisanal spirits is gaining significant traction stateside.

Source: https://www.forbes.com/sites/katedingwall/2021/11/27/in-the-us-craft-spirits-are-outpacing-major-brands/?sh=f4e1bcd30204

Bainbridge is highly competitive VS other craft producers due to its focus on ultra-premium whiskey. The popularity of whiskey continues to grow in the U.S. It is being embraced by consumers of all genders, income levels, ages, and races, although some more than others. The “premiumization” or trading up trend helped boost whiskey sales over the past several years. The high-end premium and super premium whiskey categories, which have flourished since the last recession more than a decade ago, will continue to fuel industry sales. The rising popularity of craft/artisan whiskey has also contributed to the industry's success.

In 2020, dollar sales of whiskey in the U.S. (based on supplier revenue) increased by 5.6% to $10.9 billion, while volume sales grew by 5.2% to 72.9 million 9-liter cases. This followed a solid performance in 2019, when dollar and volume sales of whiskey rose by 7.5% and 4.8%, respectively. The average price per 9-liter case of whiskey sold in the U.S. rose by 0.4% in 2020, following a 2.5% boost in the previous year. A return to high-end premium and super premium whiskey fueled industry sales since the last recession more than a decade ago, while the premium whiskey category received a boost thanks to the skyrocketing popularity of flavored whiskey.

Bainbridge's combination of high reputation, super and ultra-premium classifications, "World's Best" recognition, USDA Certified Organic formulation and genuine craft-distilled production make the brand very competitive across many fronts.

Current Stage and Roadmap

CURRENT STAGE

Bainbridge Organic Distillers was founded in 2008. It spent its first year developing formulas and fine-tuning its production processes before offing products for sale in 2009. The company, now in its 13th year of operation and 12th year of product sales, currently produces 6 whiskies, 1 vodka and 2 gins. Since entering its first international competition in 2014 Bainbridge whiskies spirits have won more than 100 major international awards, including 7 "World's Best" at the World Whiskies Awards, gold and double gold awards at Ultimate Spirits Challenge, San Francisco World Spirits Competition, BTI International Review of Spirits, New York World Wine & Spirits Competition, 95 rating in Jim Murray's Whisky Bible and Whisky Advocate "Craft Whiskey of the Year".

The Company's product line is fully developed, highly regarded and highly sought after. The Company easily sells everything it makes and has limited its distribution so as to best serve the markets it has already entered.

The Company's whiskies, along with vodka and gin, are currently distributed in 6 US states - Washington, California, Colorado, Michigan, Missouri, Massachusetts, Texas and Washington DC. Expansion markets for 2022-2023 include New York and Tennessee.

FUTURE ROADMAP

The company's efforts for the next 2 years will be to see the successful expansion of the Distilled Spirits Plant's capacity to increase output to 35,000 9-Liter Cases per year. As new volume enters the pipeline we will open new markets in cities and states with high indexes in craft whiskey adoption and sales, high and growing ultra-premium whiskey sales, and high and growing sales for USDA Certified Organic foods and beverages.

The Company has a strong relationship with Safeway in the Pacific Northwest and we believe distribution at Safeway in California will commence Q4 2022 and will include special bottlings. The Company started a "barrel pick" program for distributors and retailers in 2021. The Company has made arrangements to expand distribution to the UK and select EU markets once the distillery expansion has taken place.

The company is developing a Blended Whiskey, one of the highest growth sectors in the whiskey category. Blended whiskey is made from a blend of 35% aged whiskey and 65% neutral grain spirit, both of which will be mashed and distilled in-house. This product will allow us to continue to grow our whiskey sales while waiting for new capacity to enter the finished product stage.

The Team

Officers and Directors

Name: Keith A Barnes

Keith A Barnes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chief Operating Officer
  Dates of Service: June 27, 2008 - Present
  Responsibilities: As president I develop the vision for the company and manifest that vision developing strategies and initiatives and establishing goals. As Chief Operating Officer I execute the company's initiatives and oversee daily operations. Keith Barnes receives a salary of $85,000.00 and presently owns 100% of the company.

Other business experience in the past three years:

- **Employer:** Bainbridge Organic Distillers
  Title: Board Chairman
  Dates of Service: March 15, 2022 - Present
  Responsibilities: Leads and guides the rest of the board by focusing on the organization's vision, mission and strategic direction, prioritizing issues for board, align committee work with the vision and mission of the company and to translate the board's strategic plans into action.

Other business experience in the past three years:

- **Employer:** Motive Marketing Group, Inc.
  Title: President, Creative Director
  Dates of Service: December 02, 2003 - Present

Responsibilities: Creates, communicates and implements the organization's vision, mission and overall direction, maintain profitability, direct the actions of the company's employees, lead the team of graphic designers, artists, or other creative professionals in the development and production of brand marketing efforts and supporting materials for the company’s list of blue-chip beverage alcohol clients.

Name: Kimberly Stanley

Kimberly Stanley's current primary role is with Kimberly & Company. Kimberly Stanley currently services 10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: February 23, 2022 - Present
  Responsibilities: Managing the financial actions of a company, including cash flow, financial planning, and taxation issues. Kim Stanley receives a salary of $42,000.00 and owns 0% of the company.

Other business experience in the past three years:

- **Employer:** Kimberly & Company
  Title: CEO
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Financial Advisory, Business Consulting, Finance Consulting, Management Consulting, Budgeting, Financial Analysis, Financial Planning, Public Relations, and Strategic Planning

Other business experience in the past three years:

- **Employer:** Veraki
  Title: CEO and Co-Founder
  Dates of Service: April 01, 2018 - February 15, 2022
  Responsibilities: Product and Business Development, Finance

Other business experience in the past three years:

- **Employer:** Triumph Higher Education Group
  Title: Cheif Administrative Officer
  Dates of Service: April 01, 2018 - March 01, 2018
  Responsibilities: Business Strategy, Raising Capital, Business Development

Other business experience in the past three years:

- **Employer:** Triumph Higher Educatiuon Group
  Title: Cheif Financial Officer
  Dates of Service: March 01, 2014 - April 01, 2018
  Responsibilities: Fundraising, Financial Management, Cash Management, Financial Planning, Budgeting, Forecasting, External Process Audit Management, Consolidated Financual Statement Prepaaration

Name: Mike Mouvet

Mike Mouvet's current primary role is with FPS Spirits. Mike Mouvet currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 15, 2022 - Present
  Responsibilities: Perform the duties of strategic planning and oversight, provide guidance based on practical and specific industry experience experience in addressing major issues that affect the corporation, including new product development, distribution and trade management, strategic selection of new markets and upholding fiduciary responsibility and good governance standards, standing ready to assist the company in avoiding potential risks that could adversely affect the corporation. Mike Mouvet owns 0% of the company and receives no compensation.

Other business experience in the past three years:

- **Employer:** FPS Spirits
  Title: Sales Director
  Dates of Service: February 01, 2020 - Present
  Responsibilities: FPS is solely owned by Casa Lumbre which has success stories including Milagro Tequila developed for William Grant & Sons, Blackened Whiskey developed for the band Metallica, Avion Tequila developed for Pernod Ricard and Teremana Tequila developed for Dwayne Johnson. Mike is Sales Director at FPS, responsible for navigating a growing list of a-List celebrities and international spirits companies through the complex processes of brand innovation, product design and formulation, packaging and production, go to market strategies and distribution management.

Other business experience in the past three years:

- **Employer:** William Grant & Sons
  Title: Vice President National Accounts Off Premise
  Dates of Service: June 01, 2006 - January 31, 2020
  Responsibilities: Market planning, customer experience, training and

development and due diligence to strengthen business relationships and develop new sales opportunities and initiatives with key company accounts comprising the largest spirits retailers in the US, Walmart, Target, Costco, Total Wine & More, Kroger, BevMo! and many others.

Name: Shane Cook

Shane Cook's current primary role is with Locals Only Vodka. Shane Cook currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 15, 2022 - Present
  Responsibilities: Perform the duties of strategic planning and oversight, provide guidance based on practical and specific industry experience experience in addressing major issues that affect the corporation, including new product development, distribution and trade management, strategic selection of new markets and upholding fiduciary responsibility and good governance standards, standing ready to assist the company in avoiding potential risks that could adversely affect the corporation. Shane Cook owns 0% of the company and receives no compensation.

Other business experience in the past three years:

- **Employer:** Locals Only Vodka
  Title: Founder, Director of Sales and Marketing
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Involved in all aspects of this rapidly growing beverage alcohol start-up with strong community ties to Southern California and the surf community. Shane manages all aspects of business planning, distributor and retailer relationships.

Other business experience in the past three years:

- **Employer:** Foley Family Wines
  Title: National Sales Manager - Spirits
  Dates of Service: June 01, 2019 - May 31, 2021
  Responsibilities: Direct sales teams in all channels while focusing on distributor management in the development of business plans for the Horse Soldier Bourbon brand. Shane led the pre-planning/budgeting for Foley of Horse Soldier activities in all markets, including volume planning, spending initiatives, and objectives while ensuring senior distributor management commitment to the brand's goals and initiatives.

Other business experience in the past three years:

- **Employer:** Project Possible
  Title: Board Member
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Perform the duties of strategic planning and oversight, provide guidance based for Team Jake!

Other business experience in the past three years:

- **Employer:** Foley Family Wines
  Title: National Sales Manager - Spirits
  Dates of Service: June 01, 2019 - May 31, 2021
  Responsibilities: Direct sales teams in all channels while focusing on distributor management in the development of business plans for the Horse Soldier Bourbon brand. Shane led the pre-planning/budgeting for Foley of Horse Soldier activities in all markets, including volume planning, spending initiatives, and objectives while ensuring senior distributor management commitment to the brand's goals and initiatives.

Other business experience in the past three years:

- **Employer:** Project Possible
  Title: Board Member
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Perform the duties of strategic planning and oversight, provide guidance based for Team Jake!

Name: Terry Lucchesi

Terry Lucchesi's current primary role is with Albertson's Companies. Terry Lucchesi currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 15, 2022 - Present
  Responsibilities: Perform the duties of strategic planning and oversight, provide guidance based on practical and specific industry experience experience in addressing major issues that affect the corporation, including new product development, distribution and trade management, strategic selection of new markets and upholding fiduciary responsibility and good governance standards, standing ready to assist the company in avoiding potential risks that could adversely affect the corporation. Terry Lucchesi owns 0% of the company and receives no compensation.

Other business experience in the past three years:

- **Employer:** Albertson's Companies
  Title: Sales Manager Alcoholic Beverage
  Dates of Service: September 01, 2015 - Present
  Responsibilities: Management of all retail operations, merchandising, marketing and procurement functions, drive turnarounds for under-performing operations, create and lead groundbreaking programs, develop and implement new shopping experiences for customers that consistently deliver brand and store loyalty, develop successful retail, merchandising, marketing, and procurement strategies

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the unit should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Supply Chain Issues

Disruptions in sourcing raw materials such as glass, packaging and barrels, as well as product ingredients such as grain, yeast and enzymes, pose a risk to an operation such as a distillery. Disruptions in transportation and logistics, as well as instability in the price of fuel also present risks.

Government Regulation

Distilled Spirits Plants and the distribution of finished beverage alcohol are regulated by the U.S. Federal Government, and also regulated by a patchwork of state governments. These laws and regulations are open to change by legislators, sometimes at the urging of consumers and special interest groups. As these laws and regulations are not immutable changes made can pose a risk to Distilled Spirits operations and to many other categories of business and industry.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

There are several potential competitors who are better positioned than we are to take the majority of the market

The The Distilled Spirits Industry is well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Our new products could fail to achieve the sales traction we expect
Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges
We may discover that the optimal retail price points are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Keith A Barnes	6,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,683 of Common Stock.

Common Stock

The amount of security authorized is 60,000,000 with a total of 6,000,000 outstanding.

Voting Rights

one vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to the year ended December 31, 2020

The following discussion is based on our unaudited operating data.

Revenue

2021 was a very successful year for Bainbridge as we experienced record revenues and unit sales. 2021 revenues were $867,644, up more than 64% from 2020 revenue of $528,468. This increase in sales was primarily driven by our ability to charge a premium for our products. Given that we have a limited production supply we are able to sell every unit that we produce. Our revenue is only constrained by our production capabilities.

Cost of sales

Cost of sales in 2021 was $218,160, up only $12,302 from 2020's cost of sales of $205,858. This was a minor increase given our revenue growth of 64%. As a percentage of revenue cost of sales improved from 39.0% to 25.1%. We expect the cost of sales in 2022 to be at or lower than 2021 levels.

Gross margins

Gross profit in 2021 was $649,484 versus gross profit of $322,610 in 2020, an increase of over $326,000. Gross margins as a percentage of revenue increase from 61% in 2020 to 75% in 2021. This improved performance is primarily due to our ability to charge a premium for our product.

Expenses

Expenses in 2021 were $778,968 versus $626,578 in 2020 up $152,000 year over year. The increase in expenses is related to additional marketing ($50K), rent and associated expenses for new space ($34k), and additional payroll costs for new employees ($32K).

The remaining increase is due to professional fees spent as we work towards getting the business and operations prepared to scale.

Historical results and cash flows:

The Company is currently in the growth stage and is generating revenue. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the revenue growth that has been seen in the past few years.

Past cash was primarily generated through equity investments made by the owner, in addition to revenue generated from operations. Our goal is to use new investment funds to scale the product production model and reduce the cash burn rate going forward.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, the Company has approximately $170,000 cash on hand and a commitment for the owner and founder to continue to fund operations at the current state.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our ability to grow and scale our production operations. We believe we have created a phenomenal product. The funds from this campaign will allow us to grow and scale our operations more rapidly than we have historically by using our existing resources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we will continue to operate as we have historically, but we will scale back our growth plans. We will have enough funds to operate for the next 5 years.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for the next five years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Promissory Note -Keith Barnes
  Amount Owed: $3,335,116.00
  Interest Rate: 1.75%
  Maturity Date: March 15, 2030

Related Party Transactions

- **Name of Entity:** Keith Barnes
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During the past period, the Company received financial support from a founder and the only member, Keith Barnes.
  Material Terms: On March 15, 2022. The Note bears an interest rate of 1.75% per annum and has maturity date set on March 15, 2030. As of December 31, 2021, and December 31, 2020, the outstanding balance was $3,235,116 and $3,085,116, respectively, and entire amount has been classified as non-current liability.

Valuation

Pre-Money Valuation: $25,920,000.00

Valuation Details:

Industry

The United States spirits market was valued at USD 68,154.8 million in 2020, and it is projected to register a CAGR of 5.02%, during the forecast period of 2021-2026.

COVID-19 restricted the movement of the consumer, in turn, affected entire business management systems, from supply chain to e-commerce adoption or expansion witnessed by rising off-premise alcohol sales and brands started using social media platforms to keep the consumers connected, thereby COVID-19 has caused a massive influx in the number of active Omni channel off-premise buyers which could be a more opted channel post-COVID-19 too, due to the convenience offered by the channel. Thus, despite plunging sales from bars and restaurants, Liquor store and online sales of spirits surged. For instance, Barret Liquors (liquor store) in Louisville, Kentucky, sales surged 30% to 40% in 2020 as the pandemic took hold. Moreover, bourbon, Tennessee whiskey, and rye whiskey sales rose by 8.2%, or USD 327 million, in 2020, as stated by the Distilled Spirits Council of the United States.

The Distilled Spirits Industry in the U.S. is divided into three segments set in place upon the repeal of Prohibition in 1933, referred to as the "Three-Tier System". Distilled Spirits Manufacturers, Wholesale Distributors and Retailers, both on-premise - bars and restaurants where spirits are consumed "on the premises" and off-premise - retail stores where spirits are sold for consumption at another location "off the premises". Craft Distilleries in Washington State are allowed by law to sell bottled spirits for off-premises consumption and to sell samples and cocktails to the public for consumption on-premises.

The Distilled Spirits Council of the United States (DISCUS) released its annual economic briefing, which shows that the spirits industry saw strong growth in 2021, with supplier sales in the United States up twelve percent to a total of $35.8 billion. Volume sales also rose 9.3%, to 291.1 million nine-liter cases. Overall, the spirits market gained share in the US beverage alcohol market in 2021, rising 1.7% in sales and totaling 41.3% of the entire market— making last year the 12th year in a row with market share gains for spirits. Nearly 82% of the spirits sector’s total revenue increase was from the sale of high-end and super-premium spirits brands, of which Craft Spirits and a growing part. In the U.S. Distilled Spirits sales have risen by significant amounts for the past twelve years and the industry is considered as a whole to be recession-proof. Beverage Alcohol Production was considered an "essential industry" during the COVID-19 Pandemic, thus many DSP remained open for production for the duration of the pandemic-induced shutdown.

According to Distilled Spirits Council, American Rye in the spirits market recorded an increase in 15.9% in 1.1Million nine-liter cases in 2018 in the United States. This has led to the growth in demand for premium and super-premium whiskey in nine-liter cases. The market is driven by the increasing demand for new and exotic flavors in fortified wine. In the United States, most consumers are starting to drink ‘less-but-better’ alcohol, generally with higher barley and malt contents. The major players operating in the market are expanding their product portfolio, with strategic acquisitions of breweries, in order to spread their footprints across the world and tap the premium alcoholic beverage market.

Valuation Methodology

Valuation is based on a discounted cash flow model, a methodology widely used for this purpose. The valuation of the company is obtained by discounting expected cash flow to the firm i.e. the residual cash flow after meeting all operating expenses and taxes, at the weighted average cost of capital. In our valuation, we use discounted factors which include all the risk and premium which reflect the required return expected by all fund providers. We also prepared a valuation by applying a relative valuation approach (more precisely, Enterprise value/sales method for the group of 3 selected peer companies), where we get a slightly higher value than the one from discounted cash flow model (based on business plans and future cash flows).

1. Discounted Cash Flow

Discounted cash flow valuation, relates the value of an asset to the present value of expected future cash flows on that asset. The value of the firm is obtained by discounting expected cash flows to the firm, i.e., the residual cash flows after meeting all operating expenses and taxes, but prior to debt payments, at the weighted average cost of capital. In the discounted cash flow method, future cash flows are discounted to their present value using an appropriate discount rate or required rate of return.

Cash flows are forecasted for a discrete number of years and then projected to grow at a constant rate into perpetuity (terminal value). Terminal value is calculated by dividing the last cash flow forecast by the difference between the discount rate and terminal growth rate. The terminal value calculation estimates the value of the company after the forecast period. The terminal growth rate is the constant rate that a company is expected to grow at forever. This growth rate starts at the end of the last forecasted cash flow period in a discounted cash flow model and goes into perpetuity. This “constant” growth rate is called a stable growth rate and cannot be higher than the growth rate of the economy in which the firm operates. While companies can maintain high growth rates for extended periods, they will all approach “stable growth” at some point in time. When they do approach stable growth, the valuation formula can be used to estimate the “terminal value” of all cash flows beyond.

Value = Expected Cash Flow Next Period / (r − g), where

r = Discount rate (Cost of Equity or Cost of Capital)

g = Expected growth

2. Calculations Explained

Below is a forecasted statement that is based on management's assumptions for the prior 2021-206.

(i) An increasing sales trend during the observed period. Trends are positive, especially for White Spirits which for the whole market is predicated to growth for the next decade. Sales mix presented below

Sales of White Spirits in USD = 337,527 (2022 forecast); 506,291 (2023 forecast); 675,055 (2024 forecast); 1,270,841 (2026 forecast).

Sales of Brown Spirits = 1,368,340 (2022 forecast); 1,618,152 (2023 forecast); 2,106,188 (2024 forecast); 2,368,390 (2025 forecast); 2,019,206 (2025 forecast).

(ii) The Company produces both white and brown spirits. High value of inventory stored in barrels (estimated to $6.4M), an average age for bottling brown spirits is five to five and a half years in barrels, which enabled the company to make an expansion in the following period.

(iii) Besides distribution, the company also conducts in-store sales which bear a higher margin.

(iv) A drop in 2026 caused by lowered production and thus lower inventory in barrels in 2020. However, significant growth in 2027 is expected.

(v) An operating profit is forecasted to reach an industry average of around 30% in the final year of forecast.

(vi) The perpetuity growth model is used for calculating terminal value, which assumes that the growth rate of free cash flows in the final year of the initial forecast period will continue indefinitely into the future at the rate of 10% per annum. Considering overal prognosis for the market development, an increased capacity, it can be considered achievable.

(vii) The WACC is derived by weighting the cost of equity and cost of debt with their respective weights relative to the total market value of invested capital. The discount rate must reflect the time value of money and the risk associated with projected future cash flows. It is derived on the basis of the expected return on, and the price of, the best alternative use for the capital, assuming it is not invested in the asset to be valued.

Key Management

1. Keith Barnes, Founder, President, and CEO:

Keith has more than thirty-five years of experience in the development, retailing, integrated marketing, promotion, and consumer study of both Ultra-Premium Distilled Spirits and Certified Organic Foods, making him extremely well suited to create exciting and engaging Distilled Spirits products for customers searching for the absolute highest quality, authentically unique, Ultra-Premium and Hyper-Premium Organic Distilled Spirits. The international accolades his spirits have amassed speaks volumes.

Keith Barnes is the President, creative director, and co-owner of Motive, a strategic marketing and brand communications agency specializing in Distilled Spirits marketing at retail with clients including powerhouse distilled spirits brands Pernod Ricard USA, Beam-Suntory, William Grant & Sons USA, Bacardi USA, Rémy Cointreau U.S.A., Diageo North America, Campari America, Jägermeister USA, Edrington Group USA, Moët Hennessy, Proximo, Brown Forman and scores of others, and distilled spirits distributors including Southern Glazers Wine & Spirits and RNDC. Keith is a resident of Bainbridge Island and a Washington native.

2. Kimberly Stanley, CFO

Kim spent over twenty years working with high growth education technology companies. She passed the CPA exam and started out her career working in accounting and finance. Along the journey of her career, she discovered a love of building and operating businesses. She ran and expanded the largest group of culinary arts schools in the world, Le Cordon Bleu, which had over 20,000 students and 17 campuses across the United States. She then helped to create the world's first online Title IV eligible culinary arts program at Escoffier Schools of Culinary Arts. After Le Cordon Bleu, Kim went back to her roots of finance and accounting as a consulting CFO for business in various stages of growth. She is able to leverage her start-up experience along with her other finance and operations experiences to partner with companies as they seek to grow and expand their operations.

3. Ron Armada, Regional Sales Manager

Ron Armada is a Distilled Spirits sales professional with more than thirty years of experience working for leading spirits distributor Southern Wine & Spirits on leading spirits portfolios from Diageo, Pernod Ricard USA, Beam Suntory, and many others. Ron's earlier career both behind the bar and in restaurant ownership, and his distributor experience gives him keen insight into the needs of on-premise accounts in the ways of creating, selling and supporting retailor.

4. Terry Lucchesi, Board of Directors

Terry Lucchesi is the current Sales Manager of alcoholic beverages for Albertsons Companies, a position he has held from 2015 to present. Prior to his current position, Terry was Director of Sales and Merchandising for Grocery Outlet between 2010 and 2014, where he created relationships with owner-operators in creation and implementation of best practices to meet corporate and owner-operator goals, managed multiple store regions, and collaborated in the creation of new marketing, merchandising, and cost reduction initiatives. Between 1999 and 2010 Terry during his tenure with Safeway Inc, Terry advanced rapidly as Director of Alcoholic Beverages 1999-2002, Corporate Director of Alcoholic Beverages 2002- 2006, Corporate Director of Seafood 2006-2008, and Director of Lifestyle and Concept Development 2008-2010.

5. Mike Mouvet, Board of Directors

Mike Mouvet is Sales Director at FPS Spirits, a full package service provider that works with clients to develop and launch turnkey branded spirits produced to the highest standards of the spirits industry today. FPS is solely owned by Casa Lumbre which has success stories including Milagro Tequila developed for William Grant & Sons, Blackened Whiskey developed for the band Metallica, Avion Tequila developed for Pernod Ricard and Teremana Tequila developed for Dwayne Johnson.

Prior to his role at FPS Mike was Vice President National Accounts for independent global spirits producer William Grant & Sons US operations 2006 -2020. Prior to that Mike held the position of Vice President Corporate Off Premise for Allied Domecq Spirits & Wine North America 2003-2006, the British-based spirits and wine company.

6. Shane Cook, Board of Directors

Shane Cook is a ninteen-year veteran of the Beverage Alcohol industry and a Founder of Locals Only Vodka, founded in 2021 and growing rapidly in its Southern California home base and beyond around an infectious and entertaining local culture vibe. Between 2019-2021 Shane was National Sales Manager - Spirits for Foley Family Vineyards. Shane directed sales teams in all channels while focusing on distributor management in the development of business plans for the Horse Soldier Bourbon brand. Shane led the preplanning/budgeting for Foley of Horse Soldier activities in all markets, including volume planning, spending initiatives, and objectives while ensuring senior distributor management commitment to the brand's goals and initiatives. At William Grant & Sons between 2010-2019, Shane experienced accelerated growth starting as District Manager California Chains in 2010, promoted to National Accounts Manager, Off Premise West Chains in 2011, then promoted to Region Manager California and Hawaii in 2016. Between 2003-2010 Shane advanced through positions at Young's Market Company, Starting as Sales Representative/Merchandiser in 2003, advancing to District Manager South Orange County in 2005, Field Manager of Orange and San Diego Counties in 2006, Director of Merchandising Southern California in 2008 and Account Executive Southern California Chains in 2009.

Conclusion

In light of the above, we believe a valuation of $25,920,000.00 is justified when considering our Industry, our Valuation Methodology, & Key Management.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.48 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,069,990.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Equipment, company marketing, operations*
  80.0%
  New equipment to allow for increase in production.

- *Operations*
  14.5%
  Raw materials purchasing, marketing, manpower

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.bainbridgedistillers.com/ (https://www.bainbridgedistillers.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bainbridge-distillers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FREE RANGE DISTILLING COMPANY, LTD.

[See attached]

FREE RANGE DISTILLING COMPANY, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Free Range Distilling Company, LLC
Bainbridge Island, Washington

We have reviewed the accompanying financial statements of Free Range Distilling Company, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

July 14, 2022
Los Angeles, California

FREE RANGE DISTILLING COMPANY LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	155,900	$	143,997
Inventories		129,000		129,000
Prepaids and Other Current Assets		-		2,105
Total current assets		**284,900**		**275,103**
Property and Equipment, net		337,026		361,436
Intangible asset		88,523		112,631
Total assets	**$**	**710,449**	**$**	**749,171**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	225	$	-
Other Current Liabilities		28,698		12,275
Total current liabilities		**28,923**		**12,275**
Promissory Note		3,235,116		3,085,116
Total liabilities		**3,264,039**		**3,097,391**
MEMBERS' EQUITY				
Members' Equity		(2,553,591)		(2,348,220)
Total Members' Equity		**(2,553,591)**		**(2,348,220)**
Total Liabilities and Members' Equity	**$**	**710,449**	**$**	**749,171**

See accompanying notes to financial statements.

FREE RANGE DISTILLING COMPANY LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 867,644	$ 528,468
Cost of Goods Sold	218,160	205,858
Gross profit	649,485	322,610
Operating expenses		
General and Administrative	713,215	583,649
Sales and Marketing	145,523	94,370
Total operating expenses	858,738	678,019
Operating Income/(Loss)	(209,254)	(355,408)
Interest Expense	31	-
Other Loss/(Income)	(12,500)	(47,057)
Income/(Loss) before provision for income taxes	(196,785)	(308,351)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (196,785)**	**$ (308,351)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**(2,127,210)**
Capital Contribution		87,341
Net income/(loss)		(308,351)
Balance—December 31, 2020	**$**	**(2,348,220)**
Capital Distribution		(8,586)
Net income/(loss)		(196,785)
Balance—December 31, 2021	**$**	**(2,553,591)**

See accompanying notes to financial statements.

FREE RANGE DISTILLING COMPANY LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(196,785)	$	(308,351)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		54,644		54,644
Amortization of Intangibles		24,776		24,643
Changes in operating assets and liabilities:				
Inventory		-		-
Prepaids and Other Current Assets		2,105		(1,868)
Accounts Payable		225		-
Other Current Liabilities		16,424		(5,669)
Net cash provided/(used) by operating activities		**(98,610)**		**(236,601)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(30,234)		(41,328)
Purchases of Intangible Assets		(668)		-
Net cash provided/(used) in investing activities		**(30,901)**		**(41,328)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution and distribution		(8,586)		87,341
Borrowing on Promissory Notes and Loans		150,000		287,033
Net cash provided/(used) by financing activities		**141,414**		**374,374**
Change in cash		11,903		96,445
Cash—beginning of year		143,997		47,552
Cash—end of year	**$**	**155,900**	**$**	**143,997**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	31	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Free Range Distilling Company LLC was formed on July 2, 2008, under a name Free Range Distilling Company LTD in the state of Washington. On July 19, 2021, the Company was converted into to a limited liability company known as Free Range Distilling Company LLC. The financial statements of Free Range Distilling Company LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bainbridge Island, Washington.

Bainbridge Organic Distillers is a craft distillery located on Bainbridge Island, in the state of Washington. Since the beginning, the Company has produced 100% of its organic spirits from scratch. The Company is a craft distillery, whose main products are vodkas, whiskey, and gin.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Barrels	5-7 years
Equipment	5-7 years
Furniture and office	5-7 years
Warehouse equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its leasehold improvements, software, and website costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its distillery products.

Cost of sales

Costs of goods sold include the cost of ingredients packaging and supplies, distribution services, federal excise tax, freight, delivery, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $145,523 and $94,370, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 14, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 129,000	$ 129,000
Total Inventory	**$ 129,000**	**$ 129,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2021	2020
Employee Advance	$ -	$ 238
Direct deposit		1,868
Total Prepaids and other current asset	**$ -**	**$ 2,105**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Payroll Liabilities	$ 3,518	$ 5,272
WA Department of Revenue Payable	25,180	7,003
Total Other Current Liabilities	**$ 28,698**	**$ 12,275**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Barrels	$ 227,342	$ 201,845
Equipment	538,726	533,989
Furniture and office	28,030	28,030
Warehouse equipment	33,932	33,932
Property and Equipment, at Cost	**828,029**	**797,796**
Accumulated depreciation	(491,003)	(436,359)
Property and Equipment, Net	**$ 337,026**	**$ 361,436**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $54,644 and $54,644 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021	2020
Leasehold Improvements	$ 180,803	180,803
Software and website	33,481	32,813
Intangible assets, at cost	**214,284**	**213,616**
Accumulated amortization	(125,761)	(100,985)
Intangible assets, Net	**$ 88,523**	**$ 112,631**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $24,766 and $24,643, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (24,776)
2023	(24,776)
2024	(24,776)
2025	(14,193)
Thereafter	-
Total	**$ (88,523)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Keith Barnes	100.0%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the past period, the Company received financial support from a founder and the only member, Keith Barnes. On March 15, 2022, a Promissory Note has been signed, whose terms and conditions are enclosed in the following table:

					For the Year Ended December 2021			For the Year Ended December 2020		
Debt Instrument Name	Principal Amount	Interest Rate	Date of Note	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Keith Barnes	$ 3,335,116	1.75%	03.15.2022	03.15.2030	$ -	$ 3,235,116	$ 3,235,116		$ 3,085,116	$ 3,085,116
Total					$ -	$ 3,235,116	$ 3,235,116	$ -	$ 3,085,116	$ 3,085,116

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	-
2023		-
2024		-
2025		-
2026		-
Thereafter		3,235,116
Total	**$**	**3,235,116**

9. RELATED PARTY

During the past period, the Company received financial support from a founder and the only member, Keith Barnes. On March 15, 2022. The Note bears an interest rate of 1.75% per annum and has maturity date set on March 15, 2030. As of December 31, 2021, and December 31, 2020, the outstanding balance was $3,235,116 and $3,085,116, respectively, and entire amount has been classified as non-current liability.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On July 1, 2020, the Company entered into a lease agreement with Linda Bernhard Survivor Trust for the lease of commercial real estate, located in Bainbridge Island, Washington. The lease ends on June 30, 2023, and has a base rent of $4,100 per month.

On October 8, 2014, the Company entered into a lease agreement with Coppertop Park to rent suits located in Bainbridge Island, Washington. The lease ends on November 30, 2024, and has a base rent of $6,146.72 per month.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	122,961
2023		98,361
2024		67,606
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**288,927**

Rent expenses were in the amount of $102,637 and $86,563 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through July 14, 2022, which is the date the financial statements were available to be issued.

On July 12, 2022, Free Range Distilling Company, LLC a Washington Limited Liability Company, converted to Free Range Distilling Company, Ltd., a Washington Profit Corporation. The total number of shares of capital stock that the Corporation has authority is 60,000,000 consisting of common stock with no par value.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Bainbridge Distillers

Traditionally-Crafted Organic Spirits


BAINBRIDGE
FROM GRAIN to GLASS
BAINBRIDGE
WHISKEY

Website Bainbridge Island, WA FOOD & BEVERAGE

Bainbridge Organic Distillers is a family-owned spirits distillery which has been in operation since 2009. Located on Bainbridge Island in the heart of Puget Sound, we have created a portfolio of award-winning USDA Certified Organic craft spirits that use farm-grown grains, matured to perfection in the unique maritime climate of the Washington coast.

$0.00 raised

0 Investors	**$25.9M** Valuation
$4.32 Price per Share	**$246.24** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Bainbridge Organic Distillers takes the process of crafting spirits to the next level. Our 100% raw organic ingredients are sourced regionally, then milled and distilled on-site, where saltwater air and maritime microclimate imparts the unique character of Bainbridge Island.
- The market for spirits is evergreen, with the niche of craft spirits in particular outpacing the alternatives. Craft spirits experienced a volume gain of 8% in 2020, while the non-craft sector grew by only 5%. By 2025, this gap is poised to expand even more as the craft spirits industry is predicting a 21% CAGR, compared to an estimated 4% growth for non-craft products.*
- Founded by a master distiller with over 35 years of experience marketing the world's most recognized spirit brands, Bainbridge Organic Distillers has assembled a team of experts aged in the industry. Their dedication to craftsmanship, combined with Bainbridge's grain-to-glass approach has quickly garnered worldwide attention and recognition, including numerous international awards.

*Market information provided by Forbes (source)

Craft Spirits Steeped in Tradition

Born out of our desire to design premium products according to old-school methodologies, **Bainbridge Organic** is a craft spirits distillery inspired by tradition as much as taste.


Passion, dedication, and intent in each small batch.
We are turning back the clock to rediscover and reinterpret what modern distilling has left behind.

Rather than rely on the latest manufacturing technology or marketing gimmicks to build our brand, Bainbridge has chosen to focus on creating **top-shelf spirits** that appeal to aficionados. As a result of our efforts, each of our whiskey, gin, and vodka formulas expresses its own unique homegrown character, and features **a rare taste profile harkening to a bygone era**.



THE PROBLEM & OUR SOLUTION

They Just Don’t Make Spirits Like They Used To — But We Do

The whiskey and spirits market is saturated with infinite options ranging from small bespoke brands to trendy celebrity-owned operations. However, in the race to corner market share, our perception is that many companies have lost touch with the art of crafting a quality product. As a result, many of today’s popular spirits are being produced on a contract basis by anonymous bulk distilleries.


Start with the best, let the rest speak for itself.
Sourcing is everything. We’ve partnered with local farmers to supply us with the best wheat, corn, rye, barley, and triticale available.

As an antidote to much of the noise and haste that is currently cluttering the industry, Bainbridge Organic Distillers has chosen to take the production of spirits back to its roots. Our **small-batch grain-to-glass process** is one of traditional craftsmanship, combining organic ingredients and nostalgic methods from the turn of the last century.

Our wheat grain is grown from specially-sourced seeds that were selectively bred over 50 years ago and archived by local agriculture colleges. We also use simple, natural yeasts and enzymes from a time before genetic and synthetic engineering. Bainbridge eschews any quick process techniques, knowing that there is no substitute for slow aging. Our spirits are allowed to mature in due time, at the discretion of our master distiller.


BAINBRIDGE
ISLAY CASK

THE MARKET & OUR TRACTION

From Grain-to-Glass, To First-in-Class

Bainbridge's primary product - whiskey - is a key player in the American craft spirits scene, **commanding more than a third of the market share at 36%**. However, despite its popularity, we believe that we're one of few brands devoting the time and attention to creating **an organic product for true connoisseurs**. Collectively, our six organic whiskies have received **dozens of awards** for their taste and quality at the international competition level, and our gin and vodka products have been similarly recognized.


BAINBRIDGE BATTLE POINT®
ORGANIC SMALL BATCH WHISKEY
BAINBRIDGE
WHISKEY


YAMA®
JAPANESE MIZANURA CASK
ORGANIC SINGLE GRAIN WHISKEY


BAINBRIDGE WHISKEY
FORTY SALOON®
ORGANIC 100 PROOF BOURBON WHISKEY
WHISKEY FORTY SALOON

In addition to our multi-state distribution, Bainbridge Organic Distillers has recently secured placement of core products in California Safeway locations, starting with the Northern California market in 2022, with planned expansions into Southern California in 2023. Given that **California ranks #1 in the nation for alcohol sales**, we expect that this partnership could effectively double sales for our brand.

WHY INVEST

Let’s Toast to The Future Together

After **nearly 13 years in business**, and a track record of success and prestige in the industry, Bainbridge Organic Distillers has cultivated important trade relationships and earned the reputation of being **a dynamic, award-winning brand**. Having laid the foundation with our accomplishments, we believe that the time to expand production, distribution, and market visibility is now.

With this in mind, we are looking for enthusiast investors to help us increase our capacity, meet consumer demand, and introduce even more world-class craft spirit products. Be part of the Bainbridge family by investing with us today.









THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

Whisky Advocate · Whisky Advocate · Whisky Advocate · Alcohol Professor · Forbes · Gear Patrol

Forbes · Uproxx · Cision PR Newswire · the drinks report · IWSC · The Seattle Times

Union-Bulletin · K5 · WestSound · The Seattle Times · Bainbridge Island Review · The Seattle Times

Kitsap Sun · Kitsap Sun · American Mash & Grain · Whisky Advocate

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Meet Our Team



Keith Barnes

President, Chief Operating Officer

Keith Barnes is a 36-year veteran of the Beverage Alcohol Industry working in brand development, brand marketing and advertising and shopper marketing. Keith has worked for many of the world's most visible and successful spirits brands and has gained a broad expertise in the history, manufacturing and marketing of Beverage Alcohol.

Keith Barnes is the Founder, President and Master Distiller of Bainbridge Organic Distillers, Founded in 2008 and beginning operations in 2009. Bainbridge Organic Distillers is the first USDA Certified Organic distillery in Washington state, and one of a very small number of completely organic distillery operations world-wide. Keith is responsible for the development of the Bainbridge Distiller's product line and branding which includes several whiskies that continue to earn the title "World's Best" in the most prestigious international spirits competitions. Bainbridge Organic Distillers Yama Mizunara Cask Whiskey has won the title Best American Grain Whiskey 5 times and been named Craft Whiskey Of The Year by Whiskey Advocate Magazine. The distillery's Battle Point line has been named World's Best Wheat Whiskey 6 times its vodka has been named World's Best Vodka twice.

Keith Barnes is also a working and founding partner of Motive Marketing Group, established in 2003, working exclusively with spirits, wine and beer producers, marketers and retailers. Motive specializes in branding, in-store marketing, packaging, display and shopper marketing for spirits and beverage alcohol, the company's clients include some of the world's top 10 Spirits Companies, such as Pernod Ricard, William Grant & Sons, 5th Generation (Tito's), William Grant & Sons, Bacardi, Moët Hennessy, Brown Forman, more than other 100 leading and smaller brands, national spirits distributors and retail chains.

Prior to his role at Motive Keith Barnes was a founding partner, Creative Director and Strategic Director at Now Corporation. The company, founded in 1996, specialized in branding and marketing at retail, and shopper marketing. Keith headed Now Corporation's beverage alcohol division which included clients Diageo, Allied Domecq, Seagram's and Southern Wine & Spirits. Now Corporation was formed by a merger of Barnes & Associates and the company PrintSource. Now Corporation was the progenitor of Motive Marketing Group.

In 1986 Keith Barnes founded Barnes & Associates, a full-service advertising agency focusing on consumer goods. It was here that Keith gained his first experience in beverage and beverage alcohol marketing working for Seagram's, Portland Brewing Company, Canadian Glacier Water, Winterbrook Beverage Group (now National Beverage Corp), Bookwalter Winery, Thomas Kemper Brewing Company and Thomas Kemper Soda Company.



Kimberley Stanley

CFO

Kim spent the 20+ years working with high growth education technology companies. She passed the CPA exam and started out her career working in accounting and finance. Along the journey of her career, she discovered a love of building and operating businesses. She ran and expanded the largest group of culinary arts schools in the world, Le Cordon Bleu, which had over 20,000 students and 17 campuses across the United States. She then helped to create the world's first online Title IV eligible culinary arts program at Escoffier Schools of Culinary Arts.

Following Escoffier Kim formed a start-up called Veraki. Veraki was a personal growth app intended to teach users mindfulness tools as part of their daily routines.

After Veraki, Kim went back to her roots of finance and accounting as a consulting CFO for business in various stages of growth. She is able to leverage her start-up experience along with her other finance and operations experiences to partner with companies as they seek to grow and expand their operations.



Mike Mouvet

Board Member

Mike Mouvet is Sales Director at FPS Spirits, a full package service provider that works with clients to develop and launch turnkey branded spirits produced to the highest standards of the spirits industry today.

FPS is solely owned by Casa Lumbre which has success stories including Milagro Tequila developed for William Grant & Sons, Blackened Whiskey developed for the band Metallica, Avion Tequila developed for Pernod Ricard and Teremana Tequila developed for Dwayne Johnson. Mike is Sales Director at FPS, responsible for navigating a growing list of a-List celebrities and international spirits companies through the complex processes of brand innovation, product design and formulation, packaging and production, go to market strategies and distribution management.

Prior to his role at FPS Mike was Vice President National Accounts for independent global spirits producer William Grant & Sons US operation 2006 -2020. Mike used his deep skill set in market planning, customer experience, training and development and due diligence to strengthen business relationships and develop new sales opportunities and initiatives with key company accounts comprising the largest spirits retailers in the US, Walmart, Target, Costco, Total Wine & More, Kroger, BevMo! and many others.

Prior to that Mike held the position of Vice President Corporate Off Premise for Allied Domecq Spirits & Wine North America 2003-2006, the British-based spirits and wine company. Mike worked with key national accounts and anchor distributors to establish Allied Domecq as their "First Choice Supplier" in the category of flavored spirits which included Stoli's flavored portfolio, and the creation and introduction of the innovative Malibu Rum brand which essentially created the flavored rum category.



Shane Cook

Board Member

Shane Cook is a 19-year veteran of the Beverage Alcohol industry and a Founder of Locals Only Vodka, founded in 2021 and growing rapidly in its Southern California home base and beyond around an infectious and entertaining local culture vibe.

Between 2019-2021 Shane was National Sales Manager - Spirits for Foley Family Vineyards. Shane directed sales teams in all channels while focusing on distributor management in the development of business plans for the Horse Soldier Bourbon brand. Shane led the pre-planning/budgeting for Foley of Horse Soldier activities in all markets, including volume planning, spending initiatives, and objectives while ensuring senior distributor management commitment to the brand's goals and initiatives.

At William Grant & Sons between 2010-2019 Shane experienced accelerated growth starting as District Manager California Chains in 2010, promoted to National Accounts Manager, Off-Premise West Chains in 2011, then promoted to Region Manager California and Hawaii in 2016. There he worked with sales teams in all channels, oversaw distributor management, lead pre-planning and budgeting of all WGS activity in the market including volume planning, spending initiatives, Maintain and analyzed Region performance in order to ensure WGS goals are achieved.

Between 2003-2010 Shane advanced through positions at Young's Market Company, Starting as Sales Representative/Merchandiser in 2003, advancing to District Manager South Orange County in 2005, Field Manager of Orange and San Diego Counties in 2006, Director of Merchandising Southern California in 2008 and Account Executive Southern California Chains in 2009.



Terry Lucchesi

Board Member

Terry Lucchesi is the current Sales Manager of Alcoholic Beverage for Albertsons Companies, a position he has held from 2015 to present. Terry has an extensive background in retail operations, merchandising, marketing and procurement functions and he brings an innovative and motivational energy to everything he does. He is frequently tapped to drive turnarounds for under-performing operations, create and lead groundbreaking programs. Terry's team and customer-centric approach sees him championing initiatives to develop and implement new shopping experiences for customers that consistently deliver brand and store loyalty. Terry's enthusiastic executive leadership skills have resulted in multi-million-dollar sales growth year-on-year in beverage alcohol sales. On a daily basis Terry works side by side with executives and leaders in the industry to develop successful retail, merchandising, marketing, and procurement strategies

Prior to his current position Terry was Director of Sales and Merchandising for Grocery Outlet between 2010 and 2014, where he created relationships with Owner-Operators in creation and implementation of best practices to meet corporate and Owner-Operator goals, managed multiple store regions, and collaborated in the creation of new marketing, merchandising, and cost reduction initiatives.

Between 1999 and 2010 Terry during his tenure with Safeway Inc., Terry advanced rapidly as Director of Alcoholic Beverages 1999-2002, Corporate Director of Alcoholic Beverages 2002-2006, Corporate Director of Seafood 2006-2008, and Director of Lifestyle and Concept Development 2008-2010.

This deep and varied experience set coupled with his positive outlook and can-do attitude has allowed Terry to create success for customers, producers, distributors, suppliers and his own retail operation, building on past success and always striving to take it to the next level.

Offering Summary

Company	FREE RANGE DISTILLING COMPANY, LTD.
Corporate Address	9727 Coppertop Loop NE STE 101, Bainbridge Island, WA 98110
Offering Minimum	$9,996.48
Offering Maximum	$1,069,999.20
Minimum Investment Amount (per investor)	$246.24

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,314
Maximum Number of Shares Offered	247,685
Price per Share	$4.32
Pre-Money Valuation	$25,920,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Bonuses

First Week:

15% Bonus Shares

Second Week:

10% Bonus Shares

Next Two Weeks:

5% Bonus

Amount-Based Perks

Invest $750

Invitation to a quarterly phone call and annual meeting (online).

Invest $2,500

Lifetime 10% discount on all purchases from Copperworks, not including taxes and shipping fees + Each item from the previous perk tier.

Invest $5,000

Lifetime of tastings for you and up to 3 guests of our core line of spirits in our tasting room + Each item from previous perk tiers.

Invest $10,000

One week early access to all special releases + Each item from previous perk tiers.

Invest $25,000

Participation in the selection of a single cask of whiskey to be bottled and sold to the public as Shareholders Select + Each item from previous perk tiers.

Invest $50,000

Spend a day with our President and Master Distiller, including lunch (or dinner) + Each item from previous perk tiers.

Invest $100,000

Receive an invitation to join our board of advisors + Each item from previous perk tiers.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bainbridge will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common at $4.32 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $432. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript

KEITH BARNES (Proprietor and Master Distiller):

When it comes to whiskey, what matters most is the taste.

After 35 years in the spirits industry, and 15 years distilling whiskey, I've come to strongly believe that using the best ingredients makes the best whiskey and that USDA-certified organic grains and processes produce the best-tasting whiskey in the world.

While 82% of American households regularly buy organic products, less than 1% of commercial spirits, beer and wine are certified organic. Some distillers see this opportunity, but using 100% organic grains is more expensive than conventional commodity grains, and distilling conventionally is much easier than doing it organically. But if you're after making the best, you've got to go the full measure.

At Bainbridge Organic Distillers, twelve years of making whiskey by hand has taught us that whiskey is worth the work and the wait. We are a family-owned spirits distillery creating 100% USDA-certified organic whiskeys.

The craft spirit market is valued at 6.7 billion dollars with craft whiskey leading the charge. By targeting the most demanding whiskey enthusiasts and organic food consumers, there's a huge market opportunity for our whiskeys.

Combining the highest quality farmer-harvested heirloom grains from Washington with the maritime climate on our saltwater island and nearly century-old old-tech distilling practices, we turn back the clock to create our whiskeys. It's a natural expression of the grain, cultivation, and skilled hands that time and modern distilling forgot.

I wanted to build a true grain-to-glass distillery. I believe this dedication to craft is the reason our whiskeys have won more than a hundred awards from the world's largest and most respected competitions.

With nearly 1 million in sales last year, our sales are set to double next year.

We plan to expand the distillery and barrel warehousing and increase our production capacity by 800 percent to meet the demand.

Invest today. The right skills and the finest ingredients make the finest whiskey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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